UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):   May 21, 2012

SAN DIEGO GAS & ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

CALIFORNIA	1-3779	95-1184800
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8326 CENTURY PARK COURT, SAN DIEGO, CALIFORNIA	92123
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

San Diego Gas & Electric Company (also referred to as "we," " us" and "our") is filing this Current Report on Form 8-K to reflect the retrospective adoption of a new accounting pronouncement with respect to the financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2011 (2011 Form 10-K). As previously disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (filed with the Securities and Exchange Commission on May 4, 2012), effective January 1, 2012, we adopted Accounting Standards Update (ASU) 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05), and ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12).

ASU 2011-05 amends Accounting Standards Codification Topic 220, *Comprehensive Income,* and eliminates the option to report other comprehensive income and its components in the statement of changes in equity. The ASU allows an entity an option to present the components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements.   We have elected to present the components of net income and other comprehensive income in two separate, but consecutive, statements.

ASU 2011-12 defers the requirement to separately present on the face of the statement of operations or statement of comprehensive income reclassification adjustments for items that are reclassified from other comprehensive income to net income. The adoption of ASU 2011-05 and ASU 2011-12 did not change our consolidated results of operations, financial condition or cash flows for any periods.

The following presents the retrospective application of ASU 2011-05, as revised by ASU 2011-12, for each of the years ended December 31, 2011, 2010 and 2009 and should be read in conjunction with the information in our 2011 Form 10-K (dollars in millions).

SAN DIEGO GAS & ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2011, 2010 and 2009

| | San Diego Gas & Electric Shareholder's Equity | | | | |
Unaudited	Pretax Amount(1)	Income Tax (Expense) Benefit	Net-of-tax Amount	Noncontrolling Interest (After-Tax)	Total
2011:					
Net income	$ 436		$ 436	$ 19	$ 455
Other comprehensive loss:					
Financial instruments	—	$ —	—	(36)	(36)
Total other comprehensive loss	—	—	—	(36)	(36)
Total comprehensive income (loss)	$ 436	$ —	$ 436	$ (17)	$ 419
2010:					
Net income (loss)	$ 374		$ 374	$ (16)	$ 358
Other comprehensive income (loss):					
Pension and other postretirement benefits	(1)	$ 1	—	—	—
Financial instruments	—	—	—	7	7
Total other comprehensive income (loss)	(1)	1	—	7	7
Total comprehensive income (loss)	$ 373	$ 1	$ 374	$ (9)	$ 365
2009:					
Net income	$ 349		$ 349	$ 24	$ 373
Other comprehensive income (loss):					
Pension and other postretirement benefits	3	$ (1)	2	—	2
Financial Instruments	2	(1)	1	(3)	(2)
Total other comprehensive income (loss)	5	(2)	3	(3)	—
Total comprehensive income (loss)	$ 354	$ (2)	$ 352	$ 21	$ 373

(1)   *Except Net Income (Loss) and Total Comprehensive Income (Loss).*

The information included in this Current Report on Form 8-K is presented for information purposes only in connection with the reporting change described above. This Current Report on Form 8-K does not reflect events occurring after February 28, 2012, the date we filed our 2011 Form 10-K, and does not modify or update the disclosures therein in any way, other than as required to reflect the adoption of the new accounting standards, as described above. You should therefore read this document and exhibits in conjunction with our 2011 Form 10-K and subsequent amendments on Form 10-K/A and with our reports filed with the Securities and Exchange Commission after February 28, 2012.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

101.INS   XBRL Instance Document

101.SCH   XBRL Taxonomy Extension Schema Document

101.CAL   XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   XBRL Taxonomy Extension Label Linkbase Document

101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SAN DIEGO GAS & ELECTRIC COMPANY
(Registrant)

Date: May 21, 2012   By: /s/ Robert Schlax
                                      Robert Schlax
                                      Vice President, Controller and Chief Financial Officer